Filed by HudBay Minerals Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Augusta Resource Corporation
Commission File Number: 001-32943
Date: March 14, 2014

TMX, NYSE — HBM
2014 No. 14

Hudbay Extends Offer to Augusta Shareholders and Waives Minimum Tender Condition

Toronto, Ontario, March 14, 2014 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE: HBM) announced today that it has extended its offer to acquire all of the outstanding shares of Augusta Resource Corporation (“Augusta”) not already owned by Hudbay (the “Offer”) until 5:00 p.m. (Toronto time) on April 2, 2014 and waived the Offer’s minimum tender condition. Augusta shareholders who tender will be entitled to receive 0.315 of a Hudbay common share for each Augusta common share held, which represents a 62% premium based on the 20-day volume weighted average share prices of Hudbay and Augusta for the period ending February 7, 2014, the last trading day before Hudbay’s announcement of its intention to make the Offer.

The waiver of the minimum tender condition affords all Augusta shareholders the opportunity to accept the Offer, which would not otherwise have been possible if, as Augusta asserts, directors, officers and a small group of unnamed shareholders intended to frustrate the Offer to the detriment of other shareholders by not tendering their shares and preventing the minimum tender condition from being met.

“We continue to believe our Offer is the most compelling choice for Augusta shareholders and we strongly encourage Augusta shareholders to tender their shares. Contrary to Augusta’s assertion, there is no reasonable prospect that Augusta will be able to commence construction of the Rosemont project in the middle of 2014,” said David Garofalo, Hudbay’s president and chief executive officer. “Augusta’s near term financial constraints make it highly unlikely that they can complete the required engineering by that time and, in any event, they will not have funds available to start construction until all permitting and legal challenges to the project’s development have been resolved.”

The Offer continues to be for all of the outstanding Augusta shares and is not subject to any due diligence, financing or shareholder vote conditions. Any and all Augusta shares tendered will be taken up and accepted for payment following expiry of the Offer, regardless of how many Augusta shares are tendered, assuming the satisfaction or waiver of the remaining customary conditions. Hudbay plans to submit an application to the British Columbia Securities Commission to cease trade the Augusta shareholder rights plan in due course. Hudbay intends to acquire all of the outstanding Augusta shares, including, as necessary, through a compulsory acquisition or subsequent acquisition transaction and, in any event, to exercise all of its rights as an Augusta shareholder to help realize the full potential of the Rosemont project.

A Notice of Variation and Extension has been filed with the Canadian and U.S. securities regulatory authorities and will be available for review on their respective websites at www.sedar.com and www.sec.org. The Notice of Variation and Extension is also being mailed to Augusta shareholders in accordance with applicable securities laws.

How to Tender

Augusta shareholders that have already deposited to the Offer should not withdraw your shares as deposits are still valid for acceptance until 5:00 p.m. (Toronto time) on April 2, 2014. Hudbay encourages Augusta shareholders to read the full details of the Offer set forth in the takeover bid circular and accompanying offer documents, including the notice of extension and variation to be mailed to Augusta shareholders (collectively, the “Offer Documents”) which contain detailed instructions on how Augusta shareholders can tender their Augusta common shares to the Offer. For assistance in depositing Augusta common shares to the Offer, Augusta shareholders should contact the depositary for the Offer, Equity Financial Trust Company at 1-866-393-4891 (North American Toll Free) or 416-361-0930 ext. 205 (outside North America), or by email at corporateactions@equityfinancialtrust.com or the Information Agent for the Offer, Kingsdale Shareholder Services at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at info@kingsdaleshareholder.com.

About the Offer

The Offer is for all of the issued and outstanding common shares of Augusta not already owned by Hudbay, including any common shares of Augusta that may become issued and outstanding after the date of the Offer but before 5:00 p.m. (Toronto time) on April 2, 2014 upon the exercise, exchange or conversion of any securities of Augusta exercisable or exchangeable for, convertible into or otherwise conferring a right to acquire, any common shares of Augusta or other securities of Augusta, including, without limitation, any option, warrant or convertible debenture, together with the associated rights issued under Augusta’s shareholder rights plan agreement dated as of April 18, 2013 between Augusta and Computershare Investor Services Inc. Hudbay currently owns 23,058,585 common shares of Augusta, representing approximately 16% of the issued and outstanding common shares of Augusta. In accordance with United States tender offer rules, Hudbay discloses that as of 5:00 p.m. on March 13, 2014, 242,404 Augusta shares had been tendered to and not withdrawn from the Offer, which is not surprising to Hudbay in light of Augusta’s assertion that the intended actions of a small group of shareholders will frustrate the Offer as originally structured.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on April 2, 2014, unless it is further extended. The Offer is subject to customary conditions, including receipt of all necessary regulatory approvals, no material adverse change in Augusta and Augusta’s shareholder rights plan being waived, invalidated or cease-traded. No Augusta shares can be taken up under the Offer until all such conditions have been satisfied or waived. Hudbay has not yet applied to the applicable securities commission for an order to cease-trade the rights plan. The Offer is not subject to the approval of Hudbay’s shareholders, is not subject to any financing or due diligence conditions and is not subject to a minimum number of shares having been deposited and not withdrawn.

The full details of the Offer are set out in the Offer Documents, which Hudbay has filed with the Canadian securities regulatory authorities. Hudbay has also filed a registration statement on Form F-10 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”). This news release is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at info@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

Important Notice

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

Cautionary Note Regarding Forward Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects, statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer, including our intention to apply to the British Columbia Securities Commission to cease trade Augusta’s shareholder rights plan, the market for the common shares of Hudbay, the value of the common shares of Hudbay received as consideration under the Offer, Hudbay’s anticipated production, the permitting, development and financing of the Rosemont Project, reasons to accept the Offer, and the purpose of the Offer. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to, the accuracy of Augusta’s public disclosure; the execution of our business and growth strategies, including the success of our strategic investments and initiatives; the availability of financing for our exploration and development projects and activities; the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; that all required regulatory and governmental approvals for the Offer will be obtained and all other conditions to completion of the Offer will be satisfied or waived.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the market value of the Hudbay shares received as consideration under the Offer and the impact of such issuance on the market price of the Hudbay shares, the development of the Rosemont project not occurring as planned, the exercising of dissent and appraisal rights by Augusta shareholders should a compulsory acquisition or subsequent acquisition transaction be undertaken, the reduced trading liquidity of Augusta shares not deposited under the Offer, Augusta becoming a majority-owned subsidiary of Hudbay after consummation of the Offer, the inaccuracy of Augusta’s public disclosure upon which the Offer is predicated, the triggering of change of control provisions in Augusta’s agreements leading to adverse consequences, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond our control), depletion of Hudbay’s reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect Hudbay’s ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments, as well as the risks discussed under the heading “Risk Factors” in the Offer Documents and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

For shareholder inquiries, please contact Kingsdale Shareholder Services

1-866-229-8874 (North American Toll Free Number)

1-416-867-2272 (Outside North America)

info@kingsdaleshareholder.com

For further information, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387

candace.brule@hudbayminerals.com

For media inquiries, please contact:

Scott Brubacher

Director, Corporate Communications

(416) 814-4373

scott.brubacher@hudbayminerals.com